

Mail Stop 3561

May 7, 2018

Zamir Rauf
Chief Financial Officer
Calpine Corporation
717 Texas Avenue, Suite 1000
Houston, Texas 77002

> **Re: Calpine Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-12079**

Dear Mr. Rauf:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products